EADS
European Aeronautic Defence and Space Company

CORPORATE LEGAL DEPARTMENT
Capital Markets
Fax n° (33) 01 42 24 28 47 - Tel. n° (33) 01 42 24 27 77

TELECOPIE
Facsimile transmission

de / from : David ZAKIN / **telephone / phone :** (33) 01 42 24 27 48
Note CLD/CM n° 200814/DZ/BJ

A l'attention de / to the attention of : **SEC's office of International Corporate Finance**
Fax : 00 1 202 772 9207

Date / Date : 11 March 2008
Nombre de pages, celle-ci incluse / Total number of pages, including cover : 14

Re: **European Aeronautic Defence and Space Company EADS N.V.**
Information Furnished Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934
File No. 082-34662

SUPPL

Dear Ladies and Gentlemen,

On behalf of the European Aeronautic Defence and Space Company EADS N.V. (**"EADS"**), a public limited liability company organized under the laws of the Netherlands and in connection with EADS's exemption from Section 12(g) of the Securities and Exchange Act of 1934 granted under Rule 12g3-2(b) thereunder, we hereby furnish to the Securities and Exchange Commission the following:

- Press Release, dated March 11, 2008, entitled "2007 Annual Results Release".

Best regards,

David Zakin
Vice President Head of Capital Markets
& Securities Litigation

3/19

EADS

News Release



EADS 2007 results: Strong business performance while facing significant challenges

- Order intake doubled to € 136.8 billion
- 2007 EBIT* of € 52 million
- Strong Free Cash Flow before customer financing (€ 3.4 billion) reflects robust contributions from operations – Net Cash Position surged to € 7.0 billion
- Revenues stable despite unfavourable US dollar
- EADS expects recovery in 2008 with EBIT* guidance of € 1.8 billion

Amsterdam, 11 March 2008 – EADS (stock exchange symbol: EAD) delivered a strong business performance in 2007 while experiencing significant challenges. The Group's order intake, at record heights, doubled compared to the previous year and the EBIT* reached break-even, as was indicated in EADS' revised guidance. For 2008, the Group targets an EBIT* of € 1.8 billion.

"2007 was a tough year with many high profile challenges to be overcome. The whole of EADS has shown strength and dedication in tackling these challenges and while there is still a lot of work to be done in order to regain the full trust of our investors and customers we have made a lot of progress. We have implemented a simplified governance structure and maintained high levels of investment in research and technology. The focus on efficiency and changes from Power8 are a precondition for continued investment in EADS' future," said EADS CEO Louis Gallois. "EADS refuels for future success and is taking definite steps to deliver against the ambitious goals of Vision 2020. We have fixed a lot of issues, and our cash situation allows us flexibility in the face of global economic challenges. We are cautious by nature, but I feel EADS is establishing a firm footing on higher ground."

While the Power8 restructuring programme registered initial savings, Airbus mastered a further ramp-up in aircraft deliveries, especially for the A320 Family. Two A380s are currently in service with Singapore Airlines. Eurocopter continued its increase in serial helicopter production and service business. EADS Astrium raised Ariane 5 production rate, benefited from growth in Paradigm services and achieved a technological success seeing the Columbus space laboratory integrated in the International Space Station ISS. Operational improvements in the Defence & Security Division came from both Military Air Systems and Defence and Communication Systems.

Revenues stood at € 39.1 billion (FY 2006: € 39.4 billion), supported by higher commercial aircraft deliveries at Airbus (453 units versus 434 compared to the previous year), as well as increased volumes at Eurocopter and EADS Astrium. Despite an unfavourable US Dollar impact and a decrease in A400M revenue recognition Group revenues remained roughly stable in comparison with the previous year. EADS achieved 55 percent of its revenues outside Europe due to strong contributions from Asia-Pacific (23 percent), North America (20 percent) and other regions (12 percent).

EADS' **EBIT*** (pre goodwill and exceptionals) for 2007 stood at € 52 million compared to € 399 million in 2006. The EBIT* was strongly burdened by a Group-wide A400M charge (reflecting programme delays of 6 to 12 months) and by Power8 restructuring and A350 XWB charges. EBIT* suffered from a negative impact of the weak US Dollar. Maturing of less attractive hedges than in 2006 was more than balanced out by revaluations on liabilities. However, the US Dollar impact on provisions put additional pressure on the Group's EBIT*. Nevertheless, the underlying business performance of EADS' legacy programmes continued to improve. Positive contributions came from the ramp-up in Airbus deliveries and the strong helicopter, defence and space businesses.

EADS recorded a **Net Loss** of € 446 million (Net Income FY 2006: € 99 million), or a loss per share of € 0.56 (earnings per share FY 2006: € 0.12). In the year under review, **self-financed R&D** expenses increased to € 2,608 million (FY 2006: € 2,458 million). This reflects Airbus' continuing aircraft development programmes, especially for the A350 XWB.

Free Cash Flow before customer financing increased to € 3,426 million (FY 2006: € 869 million) due to an improved cash flow from operations and – thanks to stricter criteria on investment decisions – a reduced capital expenditure. The improvement in operating cash flow was mainly related to a stronger inflow of customer advance payments (incl. a Paradigm refinancing step-up of € 1.1 billion) and only partly offset by the build-up of inventories. Free Cash Flow including customer financing improved to € 3,487 million (FY 2006: € 2,029 million) as the above described positive impacts were largely offset by a lower net contribution from sell-down of customer financing assets. In the course of 2007, the **Net Cash Position** grew to € 7.0 billion (year-end 2006: € 4.2 billion).

The Group's sales successes, its financial strengths and its encouraging operational performance in legacy programmes, is reflected in the dividend. The Board of Directors is proposing to the Annual General Meeting of shareholders a dividend of € 0.12 per share (dividend per share 2006: € 0.12).

"Paying a dividend – even if it is limited and despite a net loss – is more than a gesture of appreciation for the shareholders' loyalty: it's clearly an expression of confidence in the outlook for the years ahead, despite the challenges we will have to overcome," EADS CFO Hans Peter Ring commented.

EADS doubled its **order intake** in 2007 despite the weaker US Dollar and achieved a record of € 136.8 billion (FY 2006: € 69.0 billion). The main drivers were the vast upswing at Airbus (up 120 percent) and the remarkable growth at Defence & Security (up 45 percent) and Eurocopter (up 35 percent). In a favourable market environment the Group benefited from both robust demand and an attractive product offering across its entire portfolio.

By year-end 2007, EADS' **order book** reached an all-time high of € 339.5 billion (year-end 2006: € 262.8 billion). It achieved this 29 percent growth despite performing a € -19.9 billion revaluation due to the weaker US Dollar at year-end. Orders within the commercial aircraft business are based on list prices. The Group further expanded its defence order book through new contracts for Eurocopter, EADS Astrium and Defence & Security; it closed the year at € 54.5 billion (year-end 2006: € 52.9 billion). At the end of December, EADS had 116,493 **employees** (year-end 2006: 116,805).

"Improvements across the board and our recent success on the US defence market point to a promising start into 2008. EADS is gaining speed and altitude. Our short-term focus is now to further improve programme management and to secure the ramp-ups ahead," said EADS CEO Louis Gallois. "Apart from business parameters and efforts to balance the Group's portfolio, our stance on the environment is at the centre of our long-term strategy. Seizing the environmental challenge is not only a matter of responsibility, it is a sound business opportunity."

Several EADS sites – among them all Airbus plants – meet the ISO 14001 environmental management standards. Recently, Airbus completed the first test flights of a commercial aircraft with alternative fuel as well as with a fuel cell. Both Airbus and Eurocopter are major partners in the Clean Sky Initiative, a pan-European research programme aimed at making air travel more sustainable through greener products.

Outlook

The EADS guidance and outlook are based on an exchange rate of € 1 = US$ 1.45.

Based on continued economic growth and comforted by a solid order book, despite the volatility of markets, the Group believes in the continuation of a resilient commercial aircraft market and Airbus deliveries peaking in 2011-2012.

EADS expects Airbus to capture about 700 aircraft orders in 2008.

EADS revenues are expected to exceed € 40 billion in 2008, with about 470 aircraft deliveries for the full year.

EADS expects its 2008 EBIT* at € 1.8 billion, reflecting higher comfort in its improving ability to drive profitability, yet recognising evolving economic and cost challenges. This figure contains allowances for planning contingencies. However, it does not take into account the possible influence of short-term currency movements on revaluations of existing provisions, nor does it take into account an impact from the potential sale of industrial sites.

While they are not without risk, EADS does not presently expect a further material deterioration of its critical development programmes.

Before the impact of customer financing, EADS presently expects 2008 Free Cash Flow at € 0.5 billion (keeping in mind it is the most volatile item to predict).

Divisions: Solid underlying business and major market successes

The **Airbus** Division's revenues remained stable at € 25,216 million (FY 2006: € 25,190 million) driven by a positive volume effect coming mainly from the ramped up single-aisle production. The growth was mitigated by a negative US Dollar impact of € -1,080 million and a lower A400M programme revenue recognition (€ -323 million reflecting Airbus' internal work share). In the year under review, Airbus delivered 453 aircraft (FY 2006: 434 aircraft). EBIT* was dragged down to € -881 million (FY 2006: € -572 million), largely impacted over the year by provisions in the context of the revised A400M delivery schedule and Power8 restructuring as well as A350 XWB charges. A price deterioration in aircraft delivered compared to the previous year was more than offset by strong operating leverage and first Power8 savings.

First achievements in the Power8 restructuring programme demonstrate EADS' ongoing focus on competitive challenges to ensure long-term profitability. Implementation is on track at all levels concerned and milestones such as a new integrated and trans-national organisation or agreements with social partners regarding overhead reductions were met. Negotiations are ongoing for potential site divestments with preferred bidders (Latécoère in France, GKN in the UK and MT Aerospace in Germany) and no binding contract has been reached yet.

The A380 proved exceptionally reliable in daily operations with Singapore Airlines since its entry into service in October. 2007 was a remarkable year for Airbus and commercial aviation as a whole. Global market demand – mainly driven by fast growing airlines in Asia and in the Middle East – reached an outstanding peak and led to record orders for Airbus. Airbus received 1,341 net orders (1,458 gross orders), mainly best-selling its A320 Family (913 aircraft), but also 405 aircraft in the long-range segment, especially the A330 which remains the most successful airliner in this size and range category. Regarding the A350 XWB, 12 customers placed firm orders for 290 aircraft over the course of 2007, pushing the A350 XWB order book to a total 292 aircraft by year-end. As for the A380, customers reaffirmed their confidence in the A380 with 33 new gross orders. By the end of December, Airbus had 188 firm orders in its A380 order book. Apart from the commercial momentum of the A380 and A350 XWB, the newly launched A330-200 Freighter started encouragingly in the market with 66 orders in 2007. As of 31 December, the Airbus order book amounted to € 283.8 billion (year-end 2006: € 210.1 billion) based on list prices. In terms of units the order book further increased to a total of 3,421 aircraft (year-end 2006: 2,533 aircraft).

The **Military Transport Aircraft** Division's revenues declined to € 1,140 million (FY 2006: € 2,200 million), largely due to the postponement of the A400M Power-On milestone to 2008. In 2006 revenues, a milestone

slippage from 2005 was included. The Division's EBIT* dropped to a loss of € -155 million (FY 2006: € 75 million), mainly reflecting the adjustments of the A400M programme margin. It was further burdened by impairment charges taken following a reassessment of slow moving inventory for mission aircraft.

With the recent selection of the KC-45A, derived from an A330 MRTT, as the new tanker aircraft for the U.S. Air Force, EADS achieved a major success both in the global tanker market and into the US defence market, providing a solid basis for future growth. EADS will provide the US forces with 179 tanker aircraft over the coming years. The outstanding capabilities of this tanker aircraft have already been proven before: In tough competitions, the United Arab Emirates and Saudi-Arabia decided to purchase the A330 MRTT as their new air-to-air refuelling aircraft. Following the order by Australia and the selection by the UK, the A330 MRTT is confirmed as the most advanced and capable tanker aircraft in the market.

Flight tests of the aircraft are continuing; all aerodynamic test have been successfully completed. The new air-to-air refuelling boom system (ARBS) performed its first in-flight contact with a fighter aircraft, and fuel was passed. The first A400M airframe is out of the jigs; component for the second aircraft have arrived at the Final Assembly Line. The engine has been mounted on a C-130 test bed for the upcoming test flights. In the medium-light turboprop range, defence forces from Poland to Columbia ordered a total of 11 new C-295s. The Spanish Interior Ministry bought two CN-235s to perform border patrol missions, and the US Coast Guard ordered a further five CN-235s for its Deepwater programme. Brazil placed a repeat order for the upgrade of another P-3 aircraft. By year-end 2007, the order book of the Military Transport Aircraft Division totalled € 19.9 billion (year-end 2006: € 20.3 billion).

Eurocopter's revenues continued to grow reaching € 4,172 million (FY 2006: € 3,803 million). This mainly reflects the ongoing delivery ramp-up in serial helicopters and increased customer service activities. 488 helicopters were handed over to customers in the reporting period – 28 percent above the level of the previous year. The Division's EBIT* amounted to € 211 million (FY 2006: € 257 million) as it was weighed down by a margin correction and provision in the NH90 programme. However, Eurocopter significantly improved profitability, thanks to higher volume and a favourable product mix. The NH90 delivery ramp-up is progressing and new assembly lines came into action. In 2007, a total of eight NH90 helicopters were handed over to customers, among them the first two NH90s for the Australian forces. In the Light Utility Helicopter programme, Eurocopter has so far delivered 18 UH-72As to the US Army – ahead of schedule and on quality.

The Division further grew its international industrial presence and increased again its export share. This goes along with a clear focus on growing and emerging markets and strong efforts to constantly optimise the global service network. The strong market momentum led once again to a record order

intake – up 35 percent in terms of value compared to 2006. Eurocopter received new orders for 802 helicopters (2006: 615), bringing the order book to a total of 1,388 helicopters (year-end 2006: 1,074) or a value of € 13.5 billion (year-end 2006: € 11.0 billion).

EADS Astrium continued to grow its revenues to € 3,550 million (FY 2006: € 3,212 million). This was mainly driven by the ramp-up of Paradigm services, an increased Ariane 5 production rate and ballistic missile sales growth. EBIT* grew by 34 percent to € 174 million (FY 2006: € 130 million) due to a higher contribution from space transportation and service business.

During 2007, EADS Astrium raised the production rate for the Ariane 5 ECA to six launches per year. Confirming the proven reliability of this launcher, EADS Astrium received a preliminary order for 35 Ariane 5, to be delivered from 2010 onwards. Already in 2008, two major European space programmes linked with the International Space Station (ISS) crossed major milestones: the Columbus laboratory was put in service and the unmanned supply vehicle ATV took off into space. Over the year, the Division gained orders for eight telecommunication satellites – leading to a total order book of 18 satellites. For Europe's Mercury mission, EADS Astrium is set to build the probe BepiColombo. The contract was recently signed with European Space Agency ESA. By the end of 2007, the Division's order book stood at € 12.9 billion (year-end 2006: € 12.3 billion).

The revenues of the **Defence & Security** Division amounted to € 5,465 million, compared to € 5,864 million in 2006. On a like for like basis taking into account the changed MBDA consolidation from 50 percent in 2006 to 37.5 percent in 2007, revenues remained stable (comparable FY 2006 revenues: € 5,446 million). The growth in Eurofighter and security revenues was compensated by lower revenues in the missiles business. Like for like, the Division's EBIT* of € 340 million exceeds last year's level (FY 2006: € 348 million; comparable FY 2006 EBIT*: € 318 million) after adjustments for one-time effects, thanks to improved operational performance and lower structural costs.

The Division's order intake benefited in 2007 from both defence and security activities, including EADS' part in the Eurofighter Typhoon Saudi-Arabia contract and Eurofighter enhancement contracts, EuroHawk, avionics and security activities. The Division achieved new contracts for secure networks and successes in the global security business, such as FiReControl in the UK and the National Security Shield system for Qatar, in particular. Additionally, EADS Defence & Security moved ahead in the Unmanned Aerial Vehicle (UAV) business as it was selected for a risk reduction study driven jointly by the governments of France, Germany and Spain. The Division's order book grew by € 2 billion to € 17.9 billion at the end of December at a comparable basis taking into account the changed MBDA consolidation (year-end 2006: € 17.6 billion; comparable year-end 2006: € 15.9 billion).

Headquarters and Other Businesses (not belonging to any Division):

Other Businesses (ATR, EADS EFW, EADS Socata and EADS Sogerma) achieved revenues of € 1,269 million (2006: € 1,257 million). This reflects mainly the strong revenues at ATR, EADS EFW and EADS Socata which more than compensated the disposal of EADS Sogerma's MRO business to TAT Group in 2006. EADS Sogerma's turn-around drove Other Businesses' EBIT* to € 94 million in 2007 (FY 2006: € -288 million). All four entities achieved a positive EBIT*. Headquarters/Consolidation EBIT* includes adjustments at Group level for the A400M situation (FY 2007: € -169 million; FY 2006: € 286 million).

Regional aircraft manufacturer ATR continued to benefit from the upswing of the turboprop market and doubled its deliveries compared to the previous year (44 versus 22 aircraft) and envisages a further ramp-up in 2008. Throughout the year 2007, ATR sold 123 aircraft, leading to a total order book of 195 aircraft by the end of the year. EADS EFW delivered 18 converted freighters to its customers and ramped up its aerostructure output in line with Airbus' production volumes. The setup of A320 freighter conversion centres in Russia and Germany is underway. EADS Socata delivered 47 aircraft in 2007. In the same period, 71 new orders for the very fast single engine turboprop aircraft TBM 850 were registered – 25 percent above last year's order intake. The order book for the TBM 850 stood at 65 aircraft. On 31 December 2007, the order book of Other Businesses stood at € 2.4 billion (year-end 2006: € 2.3 billion).

EADS is a global leader in aerospace, defence and related services. In 2007, EADS generated revenues of € 39.1 billion and employed a workforce of about 116,000. The Group includes the aircraft manufacturer Airbus, the world's largest helicopter supplier Eurocopter and EADS Astrium, the European leader in space programmes from Ariane to Galileo. EADS is the major partner in the Eurofighter consortium, develops the A400M through its Military Transport Aircraft Division, and holds a stake in the joint venture MBDA, the international leader in missile systems.

* EADS uses **EBIT pre goodwill impairment and exceptionals** as a key indicator of its economic performance. The term "exceptionals" refers to such items as depreciation expenses of fair value adjustments relating to the EADS merger, the Airbus Combination and the formation of MBDA, as well as impairment charges thereon.

EADS Corporate Communications:

Pierre Bayle	+33 1 42 24 20 63
Markus Wölfle	+49 89 60734287
José María Palomino	+34 91 585 77 89

EADS – FY 2007 Results
(Amounts in Euro)

[illegible]	[illegible]	[illegible]	[illegible]
Revenues[1], in millions thereof defence, in millions	[illegible]	39,434 10,039	-1% -11%
EBITDA[2], in millions	[illegible]	2,033	-14%
EBIT[1] [3], in millions	[illegible]	399	-87%
Research and Development expenses, in millions	[illegible]	2,458	+6%
Net Income[4], in millions	[illegible]	99	–
Earnings Per Share (EPS)[4]	[illegible]	0.12	–
Free Cash Flow (FCF), in millions	[illegible]	2,029	+72%
Free Cash Flow before Customer Financing, in millions	[illegible]	869	+294%
Dividend per share	[illegible]	0.12	+/-0%
Order Intake[1] [6], in millions	[illegible]	69,018	+98%

[illegible]	[illegible]	[illegible]	[illegible]
Order Book[1] [6], in millions thereof defence, in millions	[illegible]	262,810 52,933	+29% +3%
Net Cash position[1], in millions	[illegible]	4,229	+66%
Employees	[illegible]	116,805	-0%

For footnotes please refer to page 12

[illegible]						
(Amounts in millions of Euro)	[illegible]	FY 2006	Change	[illegible]	FY 2006	Change
Airbus	[illegible]	25,190	+0%	[illegible]	-572	-54%
Military Transport Aircraft	[illegible]	2,200	-48%	[illegible]	75	-307%
Eurocopter	[illegible]	3,803	+10%	[illegible]	257	-18%
EADS Astrium	[illegible]	3,212	+11%	[illegible]	130	+34%
Defence & Security(1)	[illegible]	5,864	-7%	[illegible]	348	-2%
Headquarters / Consolidation	[illegible]	-2,092	–	[illegible]	449(7)	–
Other Businesses(8)	[illegible]	1,257	+1%	[illegible]	-288	+133%
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]

[illegible]						
(Amounts in millions of Euro)	[illegible]	FY 2006	Change	[illegible]	31 Dec 2006	Change
Airbus	[illegible]	53,367	+120%	[illegible]	210,115	+35%
Military Transport Aircraft	[illegible]	1,594	-51%	[illegible]	20,337	-2%
Eurocopter	[illegible]	4,885	+35%	[illegible]	11,042	+22%
EADS Astrium	[illegible]	4,354	+3%	[illegible]	12,263	+5%
Defence & Security(1)	[illegible]	5,191	+45%	[illegible]	17,570	+2%
Headquarters / Consolidation	[illegible]	-1,842	–	[illegible]	-10,809	–
Other Businesses(8)	[illegible]	1,469	+18%	[illegible]	2,292	+7%
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]

For footnotes please refer to page 12

EADS – Fourth Quarter Results (Q4) 2007

(Amounts in Euro)

[illegible]	[illegible]	[illegible]	[illegible]
Revenues(1), in millions	[illegible]	11,965	-5%
EBIT(1) (3), in millions	[illegible]	-1,027	–
Net Income(4), in millions	[illegible]	-768	–
Earnings Per Share (EPS)(4)	[illegible]	-0.96	–

[illegible]						
(Amounts in millions of Euro)	[illegible]	Q4 2006	Change	[illegible]	Q4 2006	Change
Airbus	[illegible]	6,620	-4%	[illegible]	-1,722	+88%
Military Transport Aircraft	[illegible]	501	-75%	[illegible]	53	–
Eurocopter	[illegible]	1,439	+9%	[illegible]	126	-22%
EADS Astrium	[illegible]	1,252	+9%	[illegible]	82	+26%
Defence & Security(1)	[illegible]	2,311	-11%	[illegible]	188	+10%
Headquarters / Consolidation	[illegible]	-493	–	[illegible]	347(7)	–
Other Businesses(8)	[illegible]	335	+17%	[illegible]	-101	–
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]

Q4 2007 EBIT* was burdened by new A350 charges and price deterioration on delivered aircraft at Airbus. On the other hand, compared to Q4 2006, fewer charges were incurred for the A380 and for EADS Sogerma. Besides, it suffered from less favourable rates (Q4 2007: € 1=US$ 1.20; Q4 2006: € 1=US$ 1.13). Eurocopter's deviation is due to higher R&D and structural costs and a reduced margin following the NH90 cost at completion adjustment.

For footnotes please refer to page 12

Footnotes for pages 9 to 11:

1) MBDA consolidated at 37.5 percent in 2007, compared to 50 percent in 2006; figures of 2006 are not restated; to achieve a comparable basis, the following impacts of the consolidation change on 2006 figures have to be taken into account: € -418 million on FY 2006 revenues, € -30 million on FY 2006 EBIT*, € -249 million on FY 2006 Net Cash position, € -329 million on FY 2006 Order Intake, € -1,691 million on FY 2006 Order Book, € -168 million on Q4 2006 revenues, € -19 million on Q4 2006 EBIT*
2) Earnings before interest, taxes, depreciation, amortization and exceptionals
3) Earnings before interest and taxes, pre goodwill impairment and exceptionals
4) EADS continues to use the term Net Income. It is identical with Profit for the period attributable to equity holders of the parent as defined by IFRS Rules.
5) to be proposed to the EADS Annual General Meeting
6) Contributions from commercial aircraft activities to EADS Order Intake and Order Book based on list prices
7) Headquarters/Consolidation EBIT* contains the gain from the sale of EADS' stake in Embraer, the sale of buildings in Velizy, the sites in Neuaubing and Nabern and the contribution from Dassault. It further includes adjustments at Group level for the A400M situation (FY 2007: € -169 million; FY 2006: € 286 million).
8) ATR, EADS EFW, EADS Socata and EADS Sogerma are allocated to Other Businesses which is not a stand-alone EADS Division.

Notes to the editors:

Live-Transmission EADS Annual Results Press Conference on the Internet

You can view the EADS Annual Results Press Conference today from 9.00 a.m. CET on the EADS website www.eads.com using Windows media format.

Please click onto the banner located on the front page. Following the live transmission, an on-demand version will be available later on.

Analysts Conference Call

You may listen to the **Analysts Conference Call** today at 12.30 p.m. CET with EADS CEO Louis Gallois and EADS CFO Hans Peter Ring on the EADS website www.eads.com.

Please click onto the banner located on the front page. Following the live transmission, an on-demand version will be available later on.

Further material for the media

Further information on EADS – photo, video, sound bites, background documents – is available at www.medianewsnet.com.

Safe Harbour Statement:

Certain statements contained in this press release are not historical facts but rather are statements of future expectations and other forward-looking statements that are based on management's beliefs. These statements reflect the EADS' views and assumptions as of the date of the statements and involve known and unknown risk and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements.

When used in this press release, words such as "anticipate", "believe", "estimate", "expect", "may", "intend", "plan to" and "project" are intended to identify forward-looking statements.

This forward looking information is based upon a number of assumptions including without limitation: assumption regarding demand, current and future markets for EADS' products and services, internal performance, customer financing, customer, supplier and subcontractor performance or contracts negotiations, favourable outcomes of certain pending sales campaigns.

Forward looking statements are subject to uncertainty and actual future results and trends may differ materially depending on variety of factors including without limitation: general economic and labour conditions, including in particular economic conditions in Europe, North America and Asia, legal, financial and governmental risk related to international transactions, the cyclical nature of some of EADS' businesses, volatility of the market for certain products and services, product performance risks, collective bargaining labour disputes, factors that result in significant and prolonged disruption to air travel world wide, the outcome of political and legal processes, including uncertainty regarding government funding of certain programs, consolidation among competitors in the aerospace industry, the cost of developing, and the commercial success of new products, exchange rate and interest rate spread fluctuations between the Euro and the U.S. dollar and other currencies, legal proceeding and other economic, political and technological risk and uncertainties.

Additional information regarding these factors is contained in the Company's "registration document" dated 25 April 2007.

END